

Joshua Abady · 2nd

Co-Founder & COO at Manna

New York, New York · 456 connections · **Contact info**

 **Manna**

 **The Johns Hopkins University**

Experience



Co-Founder & Chief Operating Officer
Manna
Apr 2019 – Present · 1 yr 5 mos
Greater New York City Area



Self Employed
9 yrs



Standardized Test Tutor, Chess Instructor
Self-employed
2011 – Present · 9 yrs
Greater New York City Area



Professional Poker Player
Full-time
Mar 2017 – Apr 2019 · 2 yrs 2 mos



Chess Instructor
NSCF: National Scholastic Chess Foundation · Part-time
Jun 2016 – Apr 2017 · 11 mos

Taught in schools around Westchester, grades K-5



Private Tutor
Varsity Tutors · Part-time
Jun 2016 – Mar 2017 · 10 mos

Private SAT and ACT tutor, high school math tutor

Education



The Johns Hopkins University
Bachelor of Arts (B.A.), East Asian Studies
2012 – 2016



Solomon Schechter School of Westchester
2004 – 2012



The Johns Hopkins University
Bachelor of Arts - BA, East Asian Studies
2012 – 2016

Skills & Endorsements

Social Media · 9

 Endorsed by **Rachel Abady, who is highly skilled at this**

Public Speaking · 8

Abraham Aaron Abady and 7 connections have given endorsements for this skill

Microsoft Office · 6

Abraham Aaron Abady and 5 connections have given endorsements for this skill

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